UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number    001-14905

Acme Brick Company

401(k) Retirement & Savings Plan

3024 Acme Brick Plaza

Fort Worth, Texas 76109

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the

Acme Brick Company 401(k) Retirement & Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Acme Brick Company 401(k) Retirement & Savings Plan (the Plan) as of December 31, 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Freed Maxick CPAs, PC

We have served as the Plan’s auditor since 2022.

Buffalo, NY

June 14, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the

Acme Brick Company 401(k) Retirement & Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Acme Brick Company 401(k) Retirement & Savings Plan (the “Plan”) as of December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Whitley Penn LLP

We served as the Plan’s auditor from 2003 to 2021.

Fort Worth, Texas

June 14, 2022

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,

	2021	2020

Assets:
Investments, at fair value	$133,956,216	$118,396,892
Non-interest bearing cash	332	330
Receivables:
Notes receivable from participants	1,769,037	1,856,399
Company contribution receivable	367,557	1,625,940
Participant contributions receivable	74,674	67,911

Total receivables	2,211,268	3,550,250

Total assets	136,167,816	121,947,472

Liabilities:
Excess participants’ contributions refundable	132,099	148,022

Total liabilities	132,099	148,022

Net assets available for benefits	$136,035,717	$121,799,450

See accompanying notes.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended

December 31, 2021

Additions:
Investment income:
Net appreciation in fair value of investments	$11,150,093
Dividends and interest	7,492,314

Total investment income	18,642,407

Interest income on notes receivable from participants	97,158

Contributions:
Participants	4,870,713
Company	1,535,935
Rollovers	498,187

Total contributions	6,904,835

Total additions	25,644,400

Deductions:
Benefits paid to participants	11,084,103
Administrative expenses	324,030

Total deductions	11,408,133

Net increase in net assets available for benefits	14,236,267

Net assets available for benefits:
Beginning of year	121,799,450

End of year	$136,035,717

See accompanying notes.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements

Year Ended December 31, 2021

1.	DESCRIPTION OF PLAN

The following description of the Acme Brick Company (the “Company”) 401(k) Retirement & Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.

General.    The Plan is a defined contribution plan which covers all employees. Employees are eligible to participate in the Plan as of the first day of the month on or after each employee has completed sixty (60) days of service and reached the age of eighteen (18). Employees hired on or after July 1, 2019 are automatically enrolled in the Plan at a deferral rate of 3% after the two aforementioned criteria are met and after a 30-day grace period to opt out. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Board of Directors is responsible for oversight of the Plan. The Administrative Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Directors.

b.

Contributions.    Employees may make voluntary pre-tax contributions or after-tax Roth 401(k) contributions through salary deferrals, limited to 65% of each employee’s eligible earnings, but not more than the maximum allowed by law. Prior to March 1, 2017, contributions were limited to 15% of the employee’s eligible earnings. After-tax Roth 401(k) contributions were not allowed prior to July 3, 2017. Contributions for employees hired on or after July 1, 2019 are automatically increased at a rate of 1% per year up to 5%. Employee contributions are subject to Internal Revenue Code (the “Code”) limitations. The maximum contribution allowed by the Plan was $19,500 in 2021. Employees who are 50 or older as of December 31, 2021 and reach either the maximum before-tax contribution limit of 65% or maximum contribution allowed by the Plan may make catch-up contributions. The catch-up contribution limit was $6,500 for 2021 and is eligible for Company matching.

For the year ended December 31, 2021, Company matching contributions are equal to 50% of the sum of each employee’s voluntary pre-tax contributions and after-tax Roth contributions up to five percent of the employee’s eligible earnings. The Company’s Board of Directors determines the matching percentage. Effective January 1, 2020, the Company removed the requirement that participants must be employed on the last day of the calendar year to receive Company matching contributions. Effective January 1, 2021, Company matching allocations are processed following the close of each calendar quarter, rather than on an annual basis prior to the amendment. Company matching contributions totaled $1,535,935 for the year ended December 31, 2021. Forfeiture balances of $100,000 will be applied against the 4th quarter amount due of $467,557 in 2022.

Any employee of the Company may roll over distributions made from a previous employer’s qualified retirement plan into the Plan.

c.

Participant Accounts.    Each participant’s account is credited with the employee’s contributions and an allocation of the Company’s contributions and investment earnings. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.

Vesting.    Participants have a fully-vested, nonforfeitable right to employee contributions. Company matching contributions are allocated to all participants and become fully vested after participants have completed three years of vested service. A participant’s account balance shall be 100% vested upon normal retirement age (65),

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

disability or death. Effective January 1, 2020, company matching contributions are fully vested for any participant whose separation from service is the result of a reduction in force. One year of vested service is credited for each calendar year in which a participant has at least 1,000 hours of service. Forfeitures of the Company match may be used to pay Plan expenses or fund other matching contributions; however, the forfeiture amount is credited back to participants upon re-employment with the Company. Forfeiture balances as of December 31, 2021 were approximately $105,000. Forfeiture balances as of December 31, 2020 were approximately $29,000.

e.

Investment Options.    All employee contributions and Company matching contributions are participant directed among various target date, stable value and money market funds and Berkshire Hathaway Inc. (“Berkshire”) Class B common stock. Automatic enrollment contributions are defaulted to target date funds.

f.

Payment of Benefits.    Withdrawals of vested contributions from the Plan by participants can be made at normal retirement (age 65), when a participant dies, becomes disabled or a break in service occurs. There is no plan provision for early retirement (age 55). Distributions upon withdrawal are made in accordance with the Plan document.

g.

Hardship Distributions.    A participant may receive a hardship distribution from salary reduction contributions and rollover contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses for the participant, their spouse or dependents; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) for burial or funeral expenses for the participant’s parent, spouse, children or dependents; or, (6) for expenses for the repair of damage to the participant’s principal residence caused by fire, storm, or other casualty. Effective January 1, 2020, the Plan adopted regulatory changes as set forth in the Bipartisan Budget Act of 2018. Participant contributions will no longer be suspended for six-months following a hardship withdrawal and Participants will not be required to exhaust the Plan’s loan provision before taking a hardship.

h.

Notes receivable from participants.    Participants are allowed to apply for and receive loans from their vested account balance, subject to certain requirements, including the provision that they may not have more than one outstanding loan at a time. The minimum loan amount is $1,000 and the maximum is 50% of the participant’s combined Employee pre-tax, after-tax and after-tax Roth accounts, but never more than $50,000 minus the highest outstanding balance of the participant’s total Plan loans during the last 12 months. The loans are secured by the balance in the participant’s account. A reasonable rate of interest is charged on loans. Currently, the Plan charges interest at the federal Prime rate plus 2%.

i.

CARES Act.    Effective April 6, 2020, the Plan adopted the applicable provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which was signed into law March 27, 2020. The CARES Act took immediate effect and allows for qualifying participants who experience adverse effects due to COVID-19 to take Coronavirus Related Distributions with a repayment or rollover right during the three-year period beginning the day after the distribution date. The CARES Act also permits the Plan to postpone required minimum distributions for one year. This provision expired on December 30, 2020.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of accounting.    The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

b.

Estimates.    The preparation of the financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results may, in some instances, differ from previously estimated amounts.

c.

Investments.    The Plan’s investments are stated at fair value. Shares of registered target funds, investment companies and common stock are valued based on published market prices, which represent the net asset value of shares held by the Plan at the end of year. Gains and losses on the sale of investments are accounted for on an average cost basis. The Plan presents net changes in the fair value of mutual funds and common stock, which consists of realized gains and losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments in the accompanying statement of changes in net assets available for benefits. Shares in the Wells Fargo Stable Return Fund are valued based on the fair value of the underlying investments as determined by Wells Fargo Bank, N.A. Shares in the Putnam Stable Value Fund are valued based on the fair value of the underlying investments as determined by Putnam Management. The Plan presents net changes in the fair value of the Wells Fargo Stable Return Fund and the Putnam Stable Value Fund, which consists of realized gains and losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments in the accompanying statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

d.

Notes receivable from participants.    Participant loans are valued at unpaid principal balance plus accrued interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020.

e.	Contributions. Contributions by participants and participating employers are accounted for on the accrual basis once determined.

f.	Benefit payments. Benefit payments are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification Topic No. 820, Fair Value Measurement, are described as follows:

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

•	Level 1 — inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•	Level 2 — inputs to the valuation methodology include
●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability;
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020. These methodologies were consistently applied to all investments of the Plan.

Cash and cash equivalents

Demand deposit funds are carried at amortized cost which approximates fair value. The investments are classified within Level 2 of the valuation hierarchy.

Common stock

Common stock is valued at the closing price reported on the active market on which the individual securities are traded. All common stock is classified within Level 1 of the valuation hierarchy.

Common/collective trust funds

The common/collective trust funds (“CCT”) are valued using Net Asset Value (“NAV”) per share as a practical expedient. NAV is based on the fair value of the underlying investments held by the fund less its liabilities. In accordance with GAAP, since each CCT is measured using the NAV per share practical expedient, the CCT’s are not classified in the fair value hierarchy. The fair value amounts for the CCT’s presented in the table below are intended to permit reconciliation to the amounts presented in the Statements of Net Assets Available for Benefits.

Mutual funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. All mutual funds are classified within Level 1 of the valuation hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2021 and 2020. The Plan has no assets classified within Level 3 of the valuation hierarchy.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

Assets at Fair Value as of December 31, 2021

	Level 1	Level 2	Total
Cash/cash equivalents (money market funds)	$-	$5,191,245	$5,191,245
Mutual funds	97,311,811	-	97,311,811
Common stock	16,891,891	-	16,891,891

Total investments in the fair value hierarchy	$114,203,702	$5,191,245	119,394,947

Investments measured at net asset value (a)			14,561,269

Total investments at fair value			$133,956,216

Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Total
Cash/cash equivalents (money market funds)	$-	$5,520,307	$5,520,307
Mutual funds	84,402,325	-	84,402,325
Common stock	13,332,463	-	13,332,463

Total investments in the fair value hierarchy	$97,734,788	$5,520,307	103,255,095

Investments measured at net asset value (a)			15,141,797

Total investments at fair value			$118,396,892

(a)

In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments measured at fair value based on NAV as a practical expedient as of December 31, 2021 and 2020.

Fair Values as of December 31, 2021

				Redemption
		Unfunded	Redemption	Notice
Fund	Fair Value	Commitments	Frequency	Period
Wells Fargo Stable Return Fund	$8,680,270	N/A	Daily	12 Months

Putnam Stable Value Fund	5,880,999	N/A	Daily	Daily

Total	$14,561,269

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

Fair Values as of December 31, 2020

				Redemption
		Unfunded	Redemption	Notice
Fund	Fair Value	Commitments	Frequency	Period
Wells Fargo Stable Return Fund	$12,099,684	N/A	Daily	12 Months

Putnam Stable Value Fund	3,042,113	N/A	Daily	Daily

Total	$15,141,797

4.	TAX STATUS OF PLAN

Effective December 31, 2018, the Plan sponsor adopted a prototype plan sponsored by Bank of America Merrill Lynch. The prototype plan received an opinion letter dated March 31, 2014 in which the Internal Revenue Service (“IRS”) stated that the prototype plan was in compliance with the applicable requirements of the Code. In addition, the opinion letter stated that an employer who adopts this prototype plan may rely on the prototype plan opinion letter with respect to the qualification of its plan under the Code. Therefore, the Plan’s Administrative Committee believes that the Plan is being operated in compliance with the applicable provisions of the Code.

The Plan’s Administrative Committee evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s Administrative Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	EXCESS PARTICIPANTS’ CONTRIBUTIONS REFUNDABLE

Amounts payable to participants for contributions in excess of amounts allowed by the IRS and are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2021 excess contributions to applicable participants prior to March 15, 2022. The Plan distributed the 2020 excess contributions to applicable participants prior to March 15, 2021.

6.	ADMINISTRATIVE EXPENSES

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, all participants would become 100% vested in their employer contributions and Plan assets would be distributed accordingly.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

8.	RELATED PARTIES AND PARTIES-IN-INTEREST

The Plan holds investments in the common stock of Berkshire, the Company’s parent; a retirement bank account managed by Bank of America, N.A., which acted as trustee for only those investments as defined by the Plan; and, notes receivable from participant loans. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

	Year Ended	Year Ended
	December 31, 2021	December 31, 2020

Net assets available for benefits per the financial statements	$136,035,717	$121,799,450
Amounts allocated to withdrawing participants	(169)	(2,869)

Net assets available for benefits per the Form 5500	$136,035,548	$121,796,581

	Year Ended
	December 31, 2021
Net increase in net assets available for benefits per the financial statements	$14,236,267
Amounts allocated to withdrawing participants at December 31, 2021	(169)
Amounts allocated to withdrawing participants at December 31, 2020	2,869

Change in net assets available for benefits per the Form 5500	$14,238,967

The reconciling items noted above are due to the difference in the method of accounting used under government reporting requirements in preparing the Form 5500 as compared to the Plan’s financial statements.

10.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in a variety of mutual funds, two common collective trust funds and Berkshire common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

EIN: 75-2864968     Plan Number: 014

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2021

(a)	(b)	(c)		(e)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value

*	Berkshire Hathaway Common Stock Class B	56,495	shares	$ 16,891,891

	AllianceBernstein Large Cap Growth Fund Class Z	154,910	shares	15,303,523

	Fidelity 500 Index Fund	86,586	shares	14,314,376

	Victory Sycamore Established Value Fund Class I	205,595	shares	10,205,751

	Touchstone Large Cap Focused Fund Class A	157,859	shares	9,274,237

	Wells Fargo Stable Return Fund Class O	73,052	shares	8,680,270

	PGIM Total Return Bond Fund Class R6	553,518	shares	8,020,476

	JPMorgan Small Cap Core Fund Class R5	165,994	shares	7,539,444

	Metropolitan West Total Return Bond Fund Class I	604,351	shares	6,593,471

	MFS International Diversification Fund Class R6	259,983	shares	6,517,764

	Carillon Eagle Mid Cap Growth Fund Class I	64,350	shares	6,265,754

	Putnam Stable Value Fund Class 20	5,880,999	shares	5,880,999

*	Merrill Lynch Retirement Bank Account	5,191,076	shares	5,191,245

	Fidelity International Bond Index Institutional Fund	93,585	shares	4,612,798

	Delaware Value Fund Class I	157,059	shares	3,323,370

	Vanguard 2030 Target Retirement Investor Class	45,392	shares	1,743,971

	Vanguard 2025 Target Retirement Investor Class	46,271	shares	941,146

	Fidelity US Bond Index Fund	66,150	shares	792,479

	Vanguard 2035 Target Retirement Investor Class	19,933	shares	475,207

	Vanguard 2050 Target Retirement Investor Class	6,364	shares	298,486

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

EIN: 75-2864968     Plan Number: 014

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2021

(a)	(b)	(c)		(e)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value

	Vanguard 2055 Target Retirement Investor Class	5,100	shares	266,317

	Vanguard 2060 Target Retirement Investor Class	3,617	shares	173,749

	Vanguard 2020 Target Retirement Investor Class	5,566	shares	172,661

	Vanguard 2045 Target Retirement Investor Class	5,691	shares	161,506

	Vanguard Target Income Retirement Investor Class	8,770	shares	126,809

	Vanguard 2065 Target Retirement Investor Class	3,259	shares	102,395

	Vanguard 2040 Target Retirement Investor Class	2,037	shares	85,619

	Vanguard 2015 Target Retirement Investor Class	34	shares	502

*	Notes Receivable from Participants	Interest rates range from 5.25% to 7.50%, due through 2036.		1,769,037

				$ 135,725,253

* Denotes an investment issued or managed by an entity known to be a party-in-interest to the Plan, as defined by ERISA. Column (d) cost information omitted for participant-directed investments.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Acme Brick Company 401(k) Retirement & Savings Plan

By: /s/ Elaine Suleski

Elaine Suleski
Vice President of Accounting

Date: June 14, 2022

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

EXHIBIT INDEX

Exhibit No.		Page No.

23.1	Consent of Whitley Penn LLP	16

23.2	Consent of Freed Maxick CPAs, PC	17